UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2008

Commission File Number 0-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

16751 Trans-Canada Highway,

Kirkland, Quebec H9H 4J4

(514) 630-7060

(Address of principal offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐      No   ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐      No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐      No   ☒

On March 31, 2008 DRAXIS filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”).  This Form 20-F included exhibits 4.71, 4.72, 4.73, 4.74 and 4.76 (the “Exhibits”), incorporated herein by reference, which exhibits omitted certain information pursuant to a confidential treatment request filed with the Commission on March 28, 2008.  We have withdrawn our request for confidential treatment of those portions omitted from the Exhibits.  Unredacted copies of those omitted portions are attached herein as exhibits 4.71, 4.72, 4.73, 4.74 and 4.76.

4.71     Employment Agreement

4.72     Employment Agreement

4.73     Employment Agreement

4.74     Employment Agreement

4.76     Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, DRAXIS Specialty Pharmaceuticals Inc., successor to DRAXIS Health Inc., through an amalgamation effective May 28, 2008, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS Specialty Pharmaceuticals, Inc.

Dated: July 8th, 2008	By:/s/ Alida Gualtieri
General Counsel & Secretary